UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*

Rubicon Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

78112T206
(CUSIP Number)

Dominique Schulte
Chief Executive Officer
Janel Corporation
80 Eighth Avenue
New York, New York 10011
(212) 373-5895
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112T206	13D/A	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Janel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
675,263[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
675,263[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
675,263[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Beneficial ownership of shares of common stock of Rubicon Technology, Inc., par value $0.001 per share (“Shares”), is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentages reported in this Schedule 13D are calculated based upon the 2,446,652 shares of common stock outstanding as of April 30, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. 78112T206	13D/A	Page 3 of 6
1	NAMES OF REPORTING PERSONS
Oaxaca Group L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
675,263[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
675,263[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
675,263[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 It is a sole member limited liability company

1 Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentages reported in this Schedule 13D are calculated based upon the 2,446,652 shares of common stock outstanding as of April 30, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. 78112T206	13D/A	Page 4 of 6
1	NAMES OF REPORTING PERSONS
Dominique Schulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
675,263[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
675,263[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
675,263[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentages reported in this Schedule 13D are calculated based upon the 2,446,652 shares of common stock outstanding as of April 30, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. 78112T206	13D/A	Page 5 of 6
This Schedule 13D/A (“Amendment No. 1”) amends the Schedule 13D filed on July 5, 2022 (the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Rubicon Technology, Inc. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein and there are no other changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Purchase and Sale Agreement

On July 1, 2022, Janel and Issuer entered into a Stock Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which Janel will commence a tender offer (the “Offer”) to acquire 45.0% of the issued and outstanding Shares of Issuer’s common stock on a fully diluted basis, at a price per Share of $20.00 (such per Share amount, the “Offer Price”).

The purpose of the offer is for Janel to acquire a significant ownership interest in Rubicon, together with representation on Rubicon’s Board, in an attempt to (i) restructure Rubicon’s business to achieve profitability and (ii) assist Rubicon in utilizing its net operating loss (“NOL”) carry-forward assets. Janel’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Purchase Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents at least 35.0% of the Shares issued and outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the absence of a Company Material Adverse Effect (as defined the Purchase Agreement), (iii) the purchase of the Shares pursuant to the Offer would not result, or not be reasonably likely to result, in a reduction or impairment of the NOLs of the Issuer under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and (iv) other conditions set forth in the Purchase Agreement. If the Offer is consummated, Janel will be entitled to designate two individuals to serve on the four-member board of directors of Issuer.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached as Exhibit 2 and is incorporated herein by reference.

Tender and Voting Agreement

Each Tender and Voting Agreement was entered into as a condition and inducement to the willingness of Janel to enter into the Purchase Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the Tender and Voting Agreements, the Principal Stockholders party thereto agreed to validly tender to Janel pursuant to and in accordance with the terms of the Offer, an aggregate of 675,263 Shares of Issuer common stock beneficially owned by the Principal Stockholders on the date of each Tender and Voting Agreement (the “Existing Shares”), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares from the Offer. If any Principal Stockholder acquires beneficial ownership of any additional outstanding Shares of Issuer’s common stock after the date of such Tender and Voting Agreement to which it is a party and prior to the termination of the Tender and Voting Agreement (together with the Existing Shares, the “TO Shares”), such Principal Stockholder agrees to validly tender such TO Shares to Janel in accordance with the Offer, and in any event prior to the expiration date of the Offer. Each Principal Stockholder agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement to which such Principal Stockholder is a party or the Offer is terminated or otherwise terminates in accordance with its terms. Notwithstanding the foregoing, a Principal Stockholder may decline to tender, or may withdraw, any and all of such Principal Stockholder’s TO Shares if, without the consent of such Principal Stockholder, Janel amends the Offer to (i) reduce the Offer Price for the TO Shares in the Offer, (ii) reduce the number of Shares of Issuer’s common stock subject to the Offer, (iii) change the form of consideration payable in the Offer (iv) change the “Minimum Condition,” which is contemplated to require tender of 35.0% of the fully diluted Shares of Issuer’s common stock, or (v) amend or modify any term or condition of the Offer in a manner adverse to such Principal Stockholder.

In addition, during the term of the Tender and Voting Agreements, each Principal Stockholder irrevocably agreed to vote the TO Shares at any meeting of the holders of Issuer’s common stock, or in connection with any written consent of the holders of Issuer’s common stock: (i) in favor of approving the transactions contemplated by the Purchase Agreement and the Tender and Voting Agreement to which it is a party and any actions required in furtherance thereof (the “Transactions”); (ii) in favor of an amendment to the certificate of incorporation and bylaws of Issuer to implement a restriction to prevent any new stockholders from acquiring shares representing 4.9% or more of the outstanding Shares of Issuer’s common stock (the “Acquisition Restrictions”), (iii) against the following actions, agreements or transactions (other than the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Issuer or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Issuer or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Issuer or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board of Directors of Issuer, (2) any change in the present capitalization of Issuer or any amendment of the organizational documents of Issuer (other than the Acquisition Restrictions), (3) any other material change in Issuer’s corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Transactions contemplated by the Tender and Voting Agreement and the Purchase Agreement (collectively, the “Proxy Matters”).

Each Principal Stockholder irrevocably appointed Janel and each of its executive officers, in their capacities as officers of Janel (the “Grantees”), as such Principal Stockholder’s proxy and attorney-in-fact, to vote the TO Shares in accordance with the Tender and Voting Agreements and in the discretion of the Grantees as to the Proxy Matters only. Each Principal Stockholder retains the right to vote the TO Shares in such Principal Stockholder’s sole discretion and without any other limitation on all matters. Notwithstanding the foregoing, the proxy granted by each Principal Stockholder will be revoked upon termination of the Tender and Voting Agreement to which such Principal Stockholder is a party in accordance with its terms. If a Principal Stockholder is not the record owner of all the TO Shares, such Principal Stockholder agrees to cause the record owner thereof to execute and grant an irrevocable proxy conforming to the above provisions.

The foregoing description of the Tender and Voting Agreements is qualified in its entirety by reference to the full text of each Tender and Voting Agreement, which are attached as Exhibits 3, 4, 5 and 6 and are incorporated herein by reference.

CUSIP No. 78112T206	13D/A	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated July 5, 2022	JANEL CORPORATION

	By:	/s/	Vincent A. Verde
Vincent A. Verde, Principal Financial Officer, Treasurer and Secretary

OAXACA GROUP L.L.C.

	By:	/s/	Dominque Schulte
Dominique Schulte, Member

/s/ Dominque Schulte
Dominique Schulte